United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press

Vale informs on the Itabira Complex

Rio de Janeiro, October 21st, 2019 — Vale S.A (“Vale”) informs that, as of today, it has temporarily suspended the disposal of tailings at the Itabiruçu dam, located at the Itabira Complex, while assessing the dam’s geotechnical characteristics. During the shutdown, the dam will have the Level 1 emergency protocol adopted, which does not require evacuation of the downstream population, according to the National Mining Agency (“ANM”). The Itabiruçu dam had its Statement of Condition of Stability (“DCE”) issued on September 30th, 2019, which remains valid.

The decision to halt the dam’s activities stemmed from Vale’s own assessment, in agreement with external inspection bodies, of the need to undertake complementary studies on the dam’s geotechnical characteristics. The studies will be conducted by a company retained by Vale, within 30 days.

The impact of the Itabiruçu dam shutdown, which receives tailings from the Conceição mine, will be limited to 2019 at about 1.2 Mt, as the 2020 production plan already provided for the dam’s stoppage for most of that year. Thus, the plan to resume the halted production of approximately 50 Mt remains unchanged, as presented in the 3Q19 Production and Sales Report.

Vale reaffirms its iron ore and pellet sales guidance of 307-332 million tons. However, due to the Itabiruçu stoppage and the revision of its sales plan, Vale expects sales to be between the lower and the midpoint of the range.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21st, 2019	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations